Exhibit 99.1

Momo Announces Unaudited Financial Results for the Second Quarter 2016

BEIJING, CHINA, August 16, 2016 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the second quarter 2016.

Second Quarter 2016 Highlights

•	Net revenues increased 222% year over year to $99.0 million.

•	Net income attributable to Momo Inc. increased 804% to $15.4 million in the second quarter 2016 from $1.7 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 290% to $23.2 million in the second quarter 2016 from $6.0 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.08, compared to $0.01 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.12, compared to $0.03 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 74.8 million in June 2016, compared to 78.4 million in June 2015.

First Half 2016 Highlights

•	Net revenues increased 163% year over year to $149.9 million for the first half of 2016.

•	Net income attributable to Momo Inc. was $22.5 million for the first half of 2016.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $35.9 million for the first half of 2016.

•	Diluted net income per ADS was $0.11 for the first half of 2016.

•	Non-GAAP diluted income per ADS (note 1) was $0.18 for the first half of 2016.

“I am pleased with the progresses we made in the second quarter 2016. Our performances reflected our strategic focus on driving user growth through product innovations as well as digging deeper into monetization opportunities.” Commented Yan Tang, Chairman and CEO of Momo.

“In the second quarter our live video business took off as a remarkable success with revenues tripped from the first quarter of 2016, reaching $57.9 million. Live video, together with mobile marketing, drove a 222% year over year growth in our total revenues, reaching $99 million for the second quarter.

What makes us more excited is that live video opens up many doors for us other than simply being a revenue engine. Enabled by technological advancement, live video service is fundamentally changing the way people interact, socialize and have fun via internet. Although we are already seeing new use cases emerging on our platform, we believe we are only at the beginning of a golden age where live video converges with social activities. We are excited about the many opportunities ahead of us and are running a few pioneering projects to delve deeper into the space. Very soon, we will be launching a new version - Momo 7.0 to further integrate live video into the social experience on Momo. I’m looking forward to its debut and hope our users enjoy the wonderful journey we are about to take them through.”

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month.

Second Quarter 2016 Financial Results

Net revenues

Total net revenues were $99.0 million in the second quarter of 2016, an increase of 222% from $30.7 million in the second quarter of 2015.

Live video service, which was launched in the third quarter of 2015, continued its strong momentum and generated revenues of $57.9 million in the second quarter of 2016. The rapid growth in live video revenues is mainly because of the increase in paying users of live video service. Paying users of live video service for the second quarter of 2016 reached 1.3 million.

Mobile marketing revenues were $16.6 million in the second quarter of 2016, an increase of 146% from $6.7 million during the same period of 2015. The significant growth in mobile marketing business was driven by the improving efficiency of the Company’s proprietary in-feed marketing service launched in the second quarter of 2015, as well as more new customers and orders introduced by sales agents engaged since the third quarter of 2015, offset by weaker demand from brand marketers.

Membership subscription revenues were $15.6 million in the second quarter of 2016, an increase of 5% from $14.8 million during the same period of 2015. Members are Momo users who have paid the subscription fees for the membership services. The slight year over year increase in membership subscription revenues was primarily driven by the increase in average revenues per paying user, due to the premium VIP package introduced in June 2015. Momo members were 3.2 million and 3.5 million as of June 30, 2016 and 2015, respectively.

Mobile games revenues were $7.4 million in the second quarter of 2016, a decrease of 3% from $7.7 million during the second quarter of 2015. The decrease in game revenues was mainly due to a lesser number of popular games were available on Momo’s platform in the second quarter 2016 as compared with the second quarter of 2015.

Cost and expenses

Costs and expenses were $85.2 million in the second quarter of 2016, an increase of 171% from $31.4 million in the second quarter of 2015. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and the production costs in connection with Momo Live shows; (b) increase in marketing and promotional expenses to expand service accessibility and attract live video service users; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (d) an increase in fees to payment channels resulting from higher volume of cash collection through such channels; and (e) increased infrastructure related spending, such as bandwidth costs and server depreciation as well as SMS and network costs, driven by more functions introduced on Momo’s platform.

Non-GAAP costs and expenses (note 1) were $77.3 million in the second quarter of 2016, an increase of 185% from $27.2 million during the same period last year.

Income (loss) from operations

Income from operations was $14.0 million in the second quarter of 2016, compared to a loss of $0.4 million during the same period last year.

Non-GAAP income from operations (note 1) was $21.8 million in the second quarter of 2016, compared to $3.8 million during the same period last year.

Net income

Net income attributable to Momo Inc. was $15.4 million in the second quarter of 2016, compared to $1.7 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $23.2 million in the second quarter of 2016, compared to $6.0 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.08 in the second quarter of 2016, compared to $0.01 in the first second quarter of 2015.

Non-GAAP diluted net income per ADS (note 1) was $0.12 in the second quarter of 2016, compared to $0.03 in the second quarter of 2015.

Cash and cash flow

As of June 30, 2016, Momo’s cash, cash equivalents and term deposits totaled $503.5 million compared to $469.5 million as of December 31, 2015. Net cash provided by operating activities in the second quarter of 2016 was $42.6 million compared to $9.3 million for the same quarter of 2015.

First Half 2016 Financial Results

Net revenues for the first half of 2016 were $149.9 million, an increase of 163% from $57.1 million in the same period of 2015, primarily driven by the significant increase in net revenues from live video service, mobile marketing business, and membership subscription.

Net income attributable to Momo Inc. was $22.5 million in the first half of 2016, compared to $8.4 million during the same period of 2015, primarily driven by the significant increase in net revenues, offset by the increase in cost and expenses.

Non-GAAP net income attributable to Momo Inc. (note 1) was $35.9 million in the first half of 2016, compared to $15.4 million during the same period of 2015.

Diluted net income per ADS was $0.11 during the first half of 2016, compared to $0.04 in the same period of 2015.

Non-GAAP diluted net income per ADS (note 1) was $0.18 during the first half of 2016, compared to $0.08 in the same period of 2015.

Net cash provided by operating activities was $48.2 million during the first half of 2016.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, August 16, 2016 at 8: 30 a.m. U.S. Eastern Daylight Time (8:30 p.m. Beijing / Hong Kong Time on August 16, 2016).

Dial-in details for the earnings conference call are as follows:

International:     +65 6713 5090

U.S. Toll Free:  +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:30 a.m. U.S. Eastern Daylight Time, August 24, 2016. The dial-in details for the replay are as follows:

International:     +61-2-8199 0299

U.S. Toll Free:  +1 855 452 5696

Passcode:           52050064

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our unaudited results for the second quarter of 2016 and our management quotes.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2016 are preliminary, unaudited and subject to audit adjustment. In addition, we may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		First half year
	Ended June 30		ended June 30
	2015	2016	2015	2016
Net revenues:
Live video service	—	57,912	—	73,490
Mobile marketing	6,733	16,569	12,777	28,927
Membership subscription	14,834	15,599	27,855	30,462
Mobile games	7,674	7,436	13,808	14,870
Other services	1,485	1,496	2,610	2,185

Total net revenues	30,726	99,012	57,050	149,934
Cost and expenses:
Cost of revenues	(6,256)	(42,252)	(11,938)	(62,482)
Research and development	(5,986)	(7,789)	(10,696)	(14,679)
Sales and marketing	(14,826)	(26,380)	(21,605)	(38,902)
General and administrative	(4,334)	(8,741)	(8,602)	(15,248)

Total cost and expenses	(31,402)	(85,162)	(52,841)	(131,311)
Other operating income	235	154	389	308

(Loss) Income from operations	(441)	14,004	4,598	18,931
Interest income	2,172	1,781	3,980	3,480
Impairment loss on long-term investments	—	(306)	—	(306)

Income before income tax and share of income on equity method investments	1,731	15,479	8,578	22,105
Income tax expenses	(33)	(352)	(184)	(906)

Income before share of income on equity method investments	1,698	15,127	8,394	21,199
Share of income on equity method investments	7	285	10	1,264

Net income attributable to Momo Inc.	1,705	15,412	8,404	22,463

Net income per share attributable to ordinary shareholders
Basic	0.00	0.04	0.02	0.06
Diluted	0.00	0.04	0.02	0.06
Weighted average shares used in calculating net income per ordinary share
Basic	344,273,028	379,031,710	332,454,848	367,107,794
Diluted	401,178,629	400,937,985	401,598,258	402,702,145

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		First half year
	ended June 30		ended June 30
	2015	2016	2015	2016
Net income attributable to Momo Inc.	1,705	15,412	8,404	22,463
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	(31)	(3,461)	79	(2,861)

Comprehensive income attributable to Momo Inc. shareholders	1,674	11,951	8,483	19,602

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31	June 30
	2015	2016
Assets
Current assets
Cash and cash equivalents	169,469	199,434
Term deposits	300,000	304,091
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2015 and June 30, 2016, respectively	14,896	21,522
Prepaid expenses and other current assets	18,297	20,101
Amount due from related parties	1,175	1,282

Total current assets	503,837	546,430
Property and equipment, net	16,259	14,741
Rental deposits	743	871
Long term investments	19,318	30,277
Other non-current assets	2,000	—

Total assets	542,157	592,319

Liabilities and equity
Current liabilities
Accounts payable	10,445	23,923
Deferred revenue	28,274	32,937
Accrued expenses and other current liabilities	26,694	25,663
Amount due to related parties	6,532	6,706

Total current liabilities	71,945	89,229
Other non-current liabilities	1,826	1,518

Total liabilities	73,771	90,747
Shareholder’s equity (Note a)	468,386	501,572

Total liabilities and shareholder’s equity	542,157	592,319

Note a: As of June 30, 2016, the number of ordinary shares issued and outstanding was 385,307,903.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		First half year
	Ended June 30		ended June 30
	2015	2016	2015	2016
Cash flows from operating activities:
Net income attributable to Momo Inc.	1,705	15,412	8,404	22,463
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,529	2,048	2,771	4,111
Share-based compensation	4,252	7,815	6,995	13,460
Investing income	(7)	(285)	(10)	(1,264)
Impairment loss on long-term investments	—	306	—	306
Loss on disposal of property and equipment	—	4	5	5
Changes in operating assets and liabilities:
Accounts receivable	(4,426)	(4,163)	(10,099)	(7,122)
Prepaid expenses and other current assets	(7,328)	(3,980)	(10,176)	(1,969)
Amount due from related parties	711	(271)	(1,782)	(140)
Rental deposits	546	(20)	603	(147)
Accounts payable	2,593	6,761	3,512	13,509
Income tax payable	(151)	—	—	—
Deferred revenue	2,603	7,157	5,964	5,477
Accrued expenses and other current liabilities	7,353	12,004	9,541	(370)
Amount due to related parties	79	(2)	148	179
Other non-current liabilities	(154)	(154)	2,136	(308)

Net cash provided by operating activities	9,305	42,632	18,012	48,190
Cash flows from investing activities:
Purchase of property and equipment	(3,347)	(1,713)	(5,367)	(2,515)
Proceeds from disposal of property and equipment	—	36	—	38
Payment for long term investments	(3,627)	—	(7,235)	(8,529)
Prepayment of long term investments	(806)	—	(806)	—
Purchase of term deposits	—	(50,091)	(350,000)	(319,377)
Cash received on maturity of term deposits	—	15,313	—	315,313

Net cash used in investing activities	(7,780)	(36,455)	(363,408)	(15,070)
Cash flows from financing activities:
Proceeds from exercise of options	162	108	162	138
Deferred payment of purchase of property and equipment	—	(160)	—	(293)
Payment for IPO costs	(500)	—	(2,634)	—

Net cash used in financing activities	(338)	(52)	(2,472)	(155)
Effect of exchange rate on cash and cash equivalents	(14)	(3,163)	39	(3,000)

Net increase (decrease) in cash and cash equivalents	1,173	2,962	(347,829)	29,965
Cash and cash equivalent at beginning of period	101,966	196,472	450,968	169,469

Cash and cash equivalent at end of period	103,139	199,434	103,139	199,434

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, (loss) income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended June 30, 2015				ended June 30, 2016
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(31,402)	4,252	(a)	(27,150)	(85,162)	7,815	(b)	(77,347)
(Loss) income from operations	(441)	4,252	(a)	3,811	14,004	7,815	(b)	21,819
Net income attributable to Momo Inc.	1,705	4,252	(a)	5,957	15,412	7,815	(b)	23,227

	First half year				First half year
	ended June 30, 2015				ended June 30, 2016
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(52,841)	6,995	(c)	(45,846)	(131,311)	13,460	(d)	(117,851)
Income from operations	4,598	6,995	(c)	11,593	18,931	13,460	(d)	32,391
Net income attributable to Momo Inc.	8,404	6,995	(c)	15,399	22,463	13,460	(d)	35,923

Notes:

(a)	Adjustments to exclude share-based compensation of $4,252 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $7,815 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $6,995 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $13,460 from the unaudited condensed consolidated statements.